Filed by American Oil & Gas Inc.
Pursuant to Rule 425 under the Securities Act of 1933
and deemed filed pursuant to Rule 14a-12
of the Securities Exchange Act of 1934
Subject Company: American Oil & Gas Inc.
Commission File No.: 001-31900
November 17, 2010
Dear Holder of Stock Options Issued by American Oil & Gas Inc:
American Oil & Gas Inc. (“American”) intends to hold a special stockholder meeting on December 17, 2010 at 9:00 a.m. (MST) to consider and vote upon a proposal to approve the Agreement and Plan of Merger, dated as of July 27, 2010, by and among Hess Corporation (“Hess”), Hess Investment Corp. and American (the “Merger Agreement”), pursuant to which American will be the surviving corporation (the “Surviving Corporation”) and become a wholly-owned subsidiary of Hess (the “Merger”). If American stockholders approve the Merger, then it is anticipated that the Merger will close on December 17, 2010 (the “Closing Date”).
Please note that with regard to any outstanding stock options to purchase shares of American’s common stock (“American Stock Options”) that you own, neither Hess nor American nor the Surviving Corporation will be assuming, continuing, substituting or replacing any American Stock Options after the Closing Date. In addition, all unvested American Stock Options will become fully exercisable immediately prior to the date and time that the Merger becomes effective (this date and time is referred to herein as the “Effective Time”) so long as the Merger is consummated.
In the event that the Merger closes, all American Stock Options that you own that are in-the-money (i.e., an American Stock Option that has an exercise price that is less than the closing price of American common stock on the Last Trading Day (defined below)) as of the Effective Time and that are not exercised prior to the Effective Time shall be deemed automatically exercised by you, and you will be entitled to receive a number of shares of Hess common stock equal to the product of (i) 0.1373 multiplied by (ii) the product of (A) the number of shares of American common stock issuable upon the exercise of the applicable American Stock Options multiplied by (B) the quotient obtained by dividing (1) the excess of (I) the closing price of shares of American common stock on the last full trading day prior to the Effective Time (such last full trading day prior to the Effective Time is referred to herein as the “Last Trading Day”) over (II) the exercise price per share of the applicable American Stock Option, by (2) the closing price of shares of American common stock on the Last Trading Day; provided, that such shares of Hess common stock shall be aggregated with any other shares of Hess common stock to which you are entitled pursuant to the merger and the value of any fractional shares of Hess common stock to which you would otherwise be entitled shall be paid in cash (without interest) in lieu of such fractional shares. Any American Stock Options that are not in-the-money as of the Effective Time shall be cancelled.
For example, if you owned American Stock Options to purchase 6,000 shares of American common stock at an exercise price of $2.00 per share, and assuming that the closing price of shares of American common stock on the Last Trading Day is $10.00 per share, then you would be entitled to receive 659 shares of Hess common stock, calculated as follows: [0.1373] x [{6,000 shares of American common stock} x {$8.00 (the excess of the closing price of American common stock on the Last Trading Day ($10.00) over the exercise price of the American Stock Option ($2.00))} ÷ {$10.00 (the closing price of American common stock on the Last Trading Day)}]. In addition to your hypothetical receipt of 659 shares of Hess common stock, because no fractional shares will be issued, you would also receive a cash payment (without interest) for your 0.04 fractional share of Hess common stock.

Each of Hess, its Exchange Agent and the Surviving Corporation (each as defined in the Merger Agreement) shall be entitled to withhold from any consideration payable or otherwise deliverable any portion thereof that is reasonably necessary to ensure that all tax withholding obligations are met. To the extent that such consideration is so withheld, it shall be treated for all purposes as having been paid or delivered to you as the person subject to the tax withholding. With regards to stock options, tax withholding is required for the exercise by an American employee of “non-qualified” stock option(s).
We strongly encourage you to review Section 1.9 of the Merger Agreement, as well as other sections of the Merger Agreement, in order to gain a better understanding of the potential treatment of your American Stock Options. If after reviewing this information you have any questions or comments, please do not hesitate to contact me at (303) 991-0173.

Best Regards,

Joseph Feiten Chief Financial Officer, American Oil & Gas Inc.
IMPORTANT INFORMATION FOR INVESTORS AND STOCKHOLDERS
The communication contained herein is being made in respect of the proposed merger transaction involving Hess Corporation (“Hess”) and American Oil & Gas Inc. (“American”). In connection with the proposed transaction, Hess initially filed with the U.S. Securities and Exchange Commission (the “SEC”) on August 23, 2010 a registration statement on Form S-4 containing a preliminary proxy statement/prospectus. The proposed merger transaction involving Hess and American will be submitted to American’s stockholders for their consideration and the definitive proxy statement/prospectus was mailed to American’s stockholders on or about November 16, 2010. Further, each of Hess and American also plan to file with the SEC other documents regarding the proposed transaction. INVESTORS AND SECURITY HOLDERS OF AMERICAN ARE URGED TO READ THE PROXY STATEMENT/PROSPECTUS AND OTHER DOCUMENTS REGARDING THE PROPOSED TRANSACTION THAT WILL BE FILED WITH THE SEC CAREFULLY AND IN THEIR ENTIRETY WHEN THEY BECOME AVAILABLE BECAUSE THEY DO AND WILL CONTAIN IMPORTANT INFORMATION ABOUT THE PROPOSED TRANSACTION. Investors and stockholders can obtain free copies of the proxy statement/prospectus and other documents containing important information about Hess and American through the website maintained by the SEC at http://www.sec.gov. Copies of the documents filed with the SEC by Hess are available free of charge on Hess’ internet website at www.hess.com or by contacting Hess’ Corporate Secretary Department at 212-536-8602. Copies of the documents filed with the SEC by American are available free of charge on American’s internet website at www.americanog.com or by contacting American’s Investor Relations Department at 303-449-1184.
Hess, American, their respective directors and executive officers and other persons may be deemed to be participants in the solicitation of proxies from the stockholders of American in connection with the proposed transaction. Information about the directors and executive officers of Hess is set forth in its proxy statement for its 2010 annual meeting of stockholders and in its annual report on Form 10-K, as amended, which were filed with the SEC on March 25, 2010 and February 26, 2010 (as amended on November 8, 2010), respectively. Information about the directors and executive officers of American is set forth in its proxy statement for its 2010 annual meeting of stockholders and in its annual report on Form 10-K, as amended, which were filed with the SEC on May 14, 2010 and March 15, 2010 (as amended on March 29, 2010 and April 30, 2010), respectively. Other information regarding the participants in the proxy solicitation and a description of their direct and indirect interests, by security holdings or otherwise, is contained in the proxy statement/prospectus and other relevant materials that have been filed with the SEC.